Exhibit 99.1
Risk Factors
     The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties also may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer.
Changes in customer shopping patterns could harm our sales.
     Most of our stores are located in enclosed shopping malls and regional outlet centers. Our ability to sustain or increase the level of sales depends in part on the continued popularity of malls and outlet centers as shopping destinations and the ability of malls and outlet centers, tenants and other attractions to generate a high volume of customer traffic. Many factors beyond our control may decrease mall traffic, including, among other things, economic downturns, rising energy prices, the closing of anchor department stores, weather, concerns of terrorist attacks, construction and accessibility to strip malls or alternative shopping formats (such as catalogs, e-commerce or discount stores). Any changes in consumer preferences and shopping patterns could adversely affect our financial condition and operating results.
The high level of competition in our markets may lead to reduced sales and profits.
     The retail leather outerwear, accessories and apparel markets are highly competitive and fragmented. We compete with a broad range of other retailers, including other specialty retailers, department stores, mass merchandisers and discounters, many of which have greater financial and other resources. Increased competition may reduce sales, increase operating expenses, decrease profit margins and negatively affect our ability to obtain site locations, sales associates and other employees. During 2003 and 2004, we faced increased competition from mass merchandisers and discounters. There can be no assurance that we will be able to compete successfully in the future and, if we are unable to do so, our business, financial condition and operating results could be adversely affected.
The uncertainty in general economic conditions has led to reduced consumer demand for our leather outerwear, accessories and apparel, and could continue to adversely affect our business and liquidity.
     Meeting our future capital requirements depends on the sustained demand for our leather products. Many factors affect the level of consumer spending on our products, including, among others:
•	general economic conditions;

•	rising energy prices;

•	interest rates;

•	the availability of consumer credit;

•	weather;

•	continued hostilities in the Middle East and other significant national and international events; and

•	taxation and consumer confidence in future economic conditions.
     Consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower. The uncertain outlook in the United States’ economy has adversely affected consumer spending habits and mall traffic, caused us to accelerate store closings, and, during 2002 and 2003 resulted in lower than expected net sales on a quarterly and annual basis. Comparable store sales increased 0.6% in 2004, but were down 3.8% in the fourth quarter of 2004 due to a lower than anticipated sales volume during the holiday selling season.

     Increased energy prices put additional pressure on consumer purchases of discretionary items, which could adversely affect our net sales. In addition, these higher energy costs may have the potential to increase our shipping and delivery costs and could adversely affect our merchandise margins if we are unable to pass these costs on to our customers.
Our inability to effectively respond to changes in fashion trends and consumer demands could adversely affect our sales.
     Our success depends on our ability to identify fashion and product trends as well as our ability to anticipate, gauge and react swiftly to changes in consumer demand. Our products must remain appealing for a broad range of consumers with diverse and changing preferences; however, our orders for products must be placed in advance of customer purchases. We cannot be certain that we will be able to identify new fashion trends and adjust our product mix in a timely manner. If we misjudge market preferences, we may be faced with significant excess inventories for some products and missed opportunities for other products. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventories, which may have a material adverse effect on our business, financial condition and results of operations.
     In addition, we cannot provide assurance that consumer sentiment toward and demand for leather will not change or that we will be able to react to any such changes effectively or at all. For example, certain countries, including the United States and Canada, that supply the hides used to make leather products have experienced outbreaks of certain highly publicized diseases, namely Bovine Spongiform Encephalopathy (“mad-cow” disease) and hoof-and-mouth disease. There can be no assurance that demand for our leather products will not decline as a result of the publicity regarding these diseases or new scientific findings with respect to such diseases. If we are unable to anticipate, gauge and respond to changes in demand or if we misjudge fashion trends, our business, financial condition and operating results could be harmed.
Our comparable store sales and results of operations declined during the fourth quarter of 2004, and the years 2003 and 2002, and did not meet expectations of analysts.
     Our comparable store sales increased nominally by 0.6% in 2004, but were down 3.8% in the fourth quarter. Comparable store sales declined 6.8% and 7.0% in 2003 and 2002, respectively. We had a net loss from continuing operations of $23.7 million (which included $27.4 million of charges related to the restructuring and partial store liquidation), $33.6 million and $14.3 million in 2004, 2003 and 2002, respectively. Our comparable store sales are affected by a variety of factors, including:
•	consumer shopping preferences;

•	actions by competitors or mall anchor tenants;

•	general economic conditions and, in particular, the retail sales environment;

•	fashion trends;

•	changes in our merchandise mix;

•	the timing of new store openings and the relative proportion of new stores to mature stores;

•	maintaining appropriate inventory levels;

•	calendar shifts of seasonal periods;

•	weather conditions; and

•	timing of promotional events.

     An inability to generate comparable store sales increases in the future could have a material adverse effect on our business, financial condition and results of operations. Failure of results of operations to meet expectations of research analysts could decrease the price of our common stock.
We may not be able to grow our business as planned.
     Our long-term operating results will depend, in part, on our ability to successfully open new stores and to effectively manage our existing business. Our ability to grow our business will be limited, however, if we are unable to improve the sales performance and productivity of our existing stores. Our future growth will also depend on our ability to:
•	anticipate fashion trends and design products, merchandise stores, manage inventory levels and take timely and necessary markdowns in response to such trends;

•	introduce and expand new selling concepts;

•	identify, negotiate, lease and open stores in suitable locations on a profitable and timely basis;

•	ensure the availability of and obtain the necessary capital to operate our business;

•	consolidate and upgrade our distribution centers and information systems in an efficient and timely manner; and

•	hire, train and retain qualified personnel, including management executives and hourly sales associates.
     We cannot assure you that we will be able to achieve all or any of these objectives.
A decrease in the availability of leather or an increase in its price could harm our business.
     The purchase of leather comprised approximately 56.1%, 59.5% and 62.8% of our costs of goods sold for leather apparel and 47.6%, 47.5% and 49.7% of the costs of goods sold for accessories in 2004, 2003 and 2002, respectively. A number of factors affect the price of leather, including the demand for leather in the shoe, furniture and automobile upholstery industries. In addition, leather supply is influenced by worldwide meat consumption and the availability of hides. Fluctuations in leather supply and pricing, which can be significant, may have a material adverse effect on our business, financial condition and results of operations.
We could have difficulty obtaining merchandise from our foreign suppliers.
     We import our leather garments and accessories from independent foreign contract manufacturers located primarily in China and India. We do not have long-term contracts or formal supply arrangements with our contract manufacturers. In 2004, 84.0% of our leather garments and accessories contracted for manufacture were purchased from foreign suppliers, with approximately 74.0% purchased from China and 8.0% purchased from India. Trade relations with China and India have, in the past, been unstable. If trade relations with these countries or any other country from which we source goods deteriorate, or if any new or additional duties, quotas or taxes are imposed on imports from these countries, leather purchase and production costs could increase significantly, negatively impacting our sales prices, profitability or the demand for leather merchandise. Further, we cannot predict whether any of the countries in which our products currently are manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the United States government, including the likelihood, type or effect of any such restrictions, or whether any other conditions having an adverse effect on our ability to source products will occur. In addition, it will take time for us to transition our sourcing to other countries. Certain other risks related to foreign sourcing include:
•	economic and political instability;

•	transportation delays and interruptions, including delays relating to labor disputes;

•	restrictive actions by foreign governments;

•	trade and foreign tax laws;

•	fluctuations in currency exchange rates and restrictions on the transfer of funds; and

•	the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond our control.
     Any event causing a sudden disruption of imports from China, India or other foreign countries, including a disruption due to financial difficulties of a supplier, or a catastrophic event (such as, but not limited to, fires, tornadoes, floods or acts of terrorism) could have a material adverse effect on our business, financial condition and results of operations. In the event that commercial transportation is curtailed or substantially delayed due to a dockworkers’ strike or other similar work action, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution center and stores.
The seasonality of our business could affect our profitability.
     Since our leather outerwear and apparel products are most often purchased during the holiday season, we experience substantial fluctuations in our sales and profitability. We generate a significant portion of our sales from October through January, which includes the holiday selling season. We generated 54.0% of our annual sales in that time period in 2004, and 27.0% in December alone. Because our profitability, if any, is historically derived in the fourth quarter, our annual results of operations have been, and will continue to be, heavily dependent on the results of operations from October through January.
     Given the seasonality of our business, misjudgments in fashion trends, the effects of war and other significant national and international events, or unseasonably warm or severe weather during our peak selling season could have a material adverse effect on our financial condition and results of operations. Our results of operations may also fluctuate significantly as a result of a variety of other factors, including:
•	merchandise mix offered during the peak selling season;

•	the timing and level of markdowns and promotions by us during the peak selling season;

•	the timing and level of markdowns and promotions by our competitors during the peak selling season;

•	consumer shopping patterns and preferences;

•	the net sales contributed by seasonal stores;

•	the timing of certain holidays; and

•	the number of shopping days and weekends between Thanksgiving and Christmas.
The instruments governing our outstanding debt place certain obligations on us and restrictions on our operations, which, if not met, could result in our inability to borrow under our senior credit facility or other penalties.
     Covenants contained within our senior credit facility, as amended, require us to meet certain financial tests and limit capital expenditures. In addition, certain covenants and restrictions under our senior credit facility limit our ability to pay cash dividends or make other distributions, to acquire or merge with another entity, to make investments, loans or guarantees, to borrow additional funds or dispose of assets and to create liens or other encumbrances, possibly affecting our flexibility in planning for, and reacting to, changes in our business.
     The failure to comply with the covenants and restrictions contained in the senior credit facility could, if not cured or waived, result in a default permitting the senior lenders to accelerate payment of indebtedness (including letters of credit and the Term B promissory note) under the senior credit facility and allow them to pursue other remedies (including foreclosing their liens on our assets). As of July 30, 2005, and the date of this report, we were in compliance with or had received waivers for all of our covenants related to the senior credit facility.
     Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our operations. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any such refinancing or additional financing would be possible or could be obtained on terms that are favorable to us.
Our accounting policies and methods are key to how we report our financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.
     Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with U.S. generally accepted accounting principles, but also that they reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in our reporting materially different amounts than would have been reported under a different alternative. Note 1, “Summary of significant accounting policies,” to our consolidated financial statements describes our significant accounting policies.
     We have identified two accounting policies as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to the valuation of inventory, and the valuation of property and equipment for impairment. Because of the uncertainty of estimates about these matters, we cannot provide any assurance that we will not:
•	significantly increase our lower of cost or market allowance for obsolete inventory; or

•	recognize a significant provision for impairment of our fixed assets at our stores.
For more information, refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in our 2004 Annual Report on Form 10-K.
Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.
     We prepare our financial statements to conform with U.S. generally accepted accounting principles. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in those principles could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, in December 2004, the Financial Accounting

Standards Board issued Statement of Accounting Standards No. 123 (Revised 2004) (“SFAS No. 123R” or the “Statement,”) Share-Based Payment. This Statement requires that, beginning in our third quarter of 2005, we must record a charge to earnings for employee stock option grants and other equity incentives. We cannot precisely determine the impact this will have on earnings. The ultimate amount of increased compensation expense will be dependent on the number of option shares granted during the year, their timing and vesting period and the method used to calculate the fair value of the awards, among other factors.
Loss of key members of our senior management team could adversely affect our business.
     Our success depends largely on the efforts and abilities of our current senior management team. The loss of service of any of these persons could adversely affect our business. We do not maintain key-man life insurance on any members of our senior management team.
The sale into the market of the shares issued in our equity financing or issuable upon exercise of the warrants delivered in connection with our equity financing could decrease the price of our common stock or make it more difficult to obtain additional financing in the future.
     In connection with the equity financing completed on July 2, 2004, we issued 17,948,718 shares of our common stock and warrants to purchase four million shares of our common stock, subject to certain adjustments, to three institutional investors. Increasing the number of additional shares of common stock that may be eventually sold into the market by approximately 21.9 million shares could have a negative impact on the value of our shares. In addition, if we need to obtain additional financing, the terms on which we may obtain additional financing may be adversely affected.
Ownership of our common stock is concentrated.
     Our directors and executive officers, excluding Ted Weschler, a general partner of the general partner of Peninsula Investment Partners, L.P. (“Peninsula”), beneficially owned, in the aggregate, 9.6 percent of our common stock as of April 4, 2005. As of April 4, 2005, Peninsula beneficially owned approximately 44.0 percent of our common stock. Either the directors and officers voting together or Peninsula voting alone would be able to exert significant influence over our business and affairs, including:
•	the election of individuals to our board of directors;

•	the adoption of amendments to our Amended and Restated Articles of Incorporation; and

•	the approval of certain mergers, additional financing, sales of assets and other business acquisitions or dispositions.
     In addition, the ownership concentration of our stock may limit liquidity and cause shareholders to experience price fluctuations when selling large blocks of our stock.
The market price for our common stock may be volatile.
     Our stock price has been, and is expected to continue to be, highly volatile. There could be an immediate adverse impact on our stock price as a result of:
•	any future sales of our common stock or other securities;

•	a decline in any month or quarter of our revenues or earnings;

•	a decline in any month or quarter of comparable store sales;

•	a deviation in our revenues, earnings or comparable store sales from levels expected by securities analysts;

•	changes in financial estimates by securities analysts; or

•	changes in market valuations of other companies in the same or similar markets.
     In addition, the Nasdaq National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance. Such volatility may limit our future ability to raise additional capital.
We rely on third parties for upgrading and maintaining our information systems.
     The efficient operation of our business is heavily dependent on our information systems. In particular, we rely heavily on the automated sortation system used in our distribution center and the merchandise management system used to track sales and inventory. We also rely on a third-party package for our accounting, financial reporting and human resource functions. We depend on our vendors to maintain and periodically upgrade these systems so that these systems continue to support our business. The software programs supporting our automated sorting equipment and processing our inventory management information were licensed to us by independent software developers. The inability of these developers to continue to maintain and upgrade these software programs would disrupt our operations if we were unable to convert to alternate systems in an efficient and timely manner.
War, acts of terrorism, or the threat of either may negatively impact the availability of merchandise and otherwise adversely impact our business.
     In the event of war or acts of terrorism, or if either is threatened, our ability to obtain merchandise available for sale in our stores may be negatively affected. We import a substantial portion of our merchandise from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected.
     The majority of our stores are located in enclosed shopping malls and regional outlet centers. In response to the terrorist attacks of September 11, 2001, security has been heightened in public areas. Any further threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls and outlet centers. In addition, local authorities or mall management could close shopping malls and outlet centers in response to any immediate security concern. Mall closures, as well as lower customer traffic due to security concerns, could result in decreased sales that would have a material adverse effect on our business, financial condition and results of operations.
Any significant interruption in the operation of our corporate offices and distribution center could have a material adverse effect on our business.
     Our corporate offices and distribution center are in one location. Our operations could be materially and adversely affected if a catastrophic event (such as, but not limited to, fires, tornadoes, floods or acts of terrorism) impacts the use of these facilities. There can be no assurance that we would be successful in obtaining alternative facilities in a timely manner if such a catastrophic event were to occur.
The public sale of our common stock by existing shareholders could adversely affect the price of our common stock.
     The market price of our common stock could decline as a result of market sales by our existing shareholders or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of July 30, 2005, 1,225,762 shares were subject to issuance upon the exercise of vested stock options previously granted by us, all of which would be freely tradable if issued, subject to compliance with Rule 144 in the case of our affiliates. In addition, 1,074,090 shares of our common stock have been reserved for issuance pursuant to our employee benefit plans.